International Metals Streaming Corp.

12303 Airport Way, Suite 200

Broomfield, Colorado 80021

November 21, 2014

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Heather Clark

Re:	International Metals Streaming Corp. Item 4.01 Form 8-K Filed October 14, 2014 File No. 333-182629

Dear Ms. Clark:

On behalf of International Metals Streaming Corp. (the “Company”), set forth below is the Company’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 27, 2014. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response.

1.	Please amend your Form 8-K to include the required letter from your former auditor.

Response: Although we have provided a copy of the amended Form 8-K to, and requested the required letter from, our former auditor, such letter has not been provided to us as of the date hereof. We will further amend the Form 8-K to include such letter as an exhibit as soon as our former auditor provides it to us.

2.

We refer to the third paragraph. Given that Cutler also audited a period in your 2012 year end, please revise to state whether, during your two most recent fiscal years and any subsequent interim period before your former was dismissed, you had any disagreements with your former auditor or any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Response: We have revised the third paragraph accordingly as follows:

During the registrant’s fiscal year ended December 31, 2013 and the three months ended December 31, 2012, and through September 26, 2014, there were: (i) no disagreements between the registrant and Cutler on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Cutler, would have caused Cutler to make reference to the subject matter of the disagreement in its reports on the registrant’s financial statements for such periods, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

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3.

We note that subsequent to the 2013 audit, you had a disagreement with Cutler regarding certain financing transactions. Please tell us the nature of the transactions, how you accounted for such financing transactions, and details on the disagreement with Cutler concerning how Cutler believed such transactions should be reflected in your financial statements. Please amend your 8-K to state whether such disagreements were resolved. Your exhibit 16 letter when filed should properly address the disclosure in your amended 8-K.

Response: The transactions at issue pertain to the following issuances by the Company of its common stock (collectively the “Transactions”):

(1)

The issuance of 1,875,161 shares of our common stock in the aggregate to four investors pursuant to a securities purchase agreement in August 2013 at $4.266 per share for gross proceeds of approximately $8 million (the “Financing”). Such proceeds were intended to be used to pursue a metals streaming business. However, in March 2014, after determining that such business was no longer feasible, the Company entered into a rescission and release agreement with the investors that rescinded the Financing.

(2)

The issuance of 1,533,166 shares of our common stock in the aggregate to two investors pursuant to a securities purchase agreement in December 2013 at $0.0001 per share for gross proceeds of approximately $153.

In connection with the audit of the Company’s financial statements for the year ended December 31, 2013 (the “2013 financial statements”), there were discussions with Cutler with respect to the accounting treatment and disclosures of the Transactions. Such discussions, however, did not lead to disagreements with Cutler at the time of the filing of the Company’s annual report for the year ended December 31, 2013 (the “2013 annual report”), that would have caused Cutler to make reference to the subject matter of the disagreement in its reports on our financial statements.

Subsequent to the filing of the 2013 annual report, however, the Company’s then sole officer and director, Kyle Floyd, resigned and was replaced by a new sole officer and director, Michael Hlavsa. Mr. Hlavsa first determined that the continuing engagement of Cutler as the Company’s auditor was not in the best interest of the Company, and replaced Cutler with the Company’s current auditor, RBSM, LLP, in October 2014. Mr. Hlavsa next reexamined the positions taken in the 2013 annual report with respect to the Transactions in preparing for the Company’s quarterly report for the quarter ended March 31, 2014, and made the following observations:

(1)

Cash – The balance sheets in the 2013 financial statements includes $7.5 million of cash as of December 31, 2013, which are the proceeds from the Financing. The entire cash amount was held in the trust account of the Company's counsel, and its disbursement subject to release authorization signed by both the Company and its counsel. The Company, however, is not an authorized signatory of the trust account. Additionally, the Investors could have caused the proceeds to be frozen (such as by court order) if the proceeds were not returned to them such as pursuant to the rescission and release agreement. Lastly, the Company had no bank account opened under its own name.

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As such, Mr. Hlavsa believes that the proceeds should be properly categorized as “funds held in attorney's trust account,” in accordance with Rule 5-02-1 of Regulation S-X, as it was characterized in the balance sheets included in the Company's quarterly report for the quarter ended September 30, 2013.

(2)

Common Stock Sold at Par Value – The Company recorded a loss of approximately $6.5 million in the 2013 annual report for its issuance of the 1,533,166 shares to the two investors, based on the valuing event of the per share stock price of the Financing. However, subsequent to the date of the 2013 financial statements, the funds held in trust account from the Financing were returned to the four investors, net of costs, and the 1,875,161 shares issued to them were returned to the Company. As such, Mr. Hlavsa believes the Financing was not consummated, and that the $6.5 million should not be recognized as a charge to operations.

Based on the foregoing observations, the Company now disagrees with the positions taken with respect to the Transactions as reflected in the 2013 annual report, which disagreements have been communicated to Cutler. We have accordingly amended our disclosures in the fourth paragraph as follows:

On September 27, 2014 through October 7, 2014, however, disagreements arose between the registrant and Cutler with respect to the accounting and disclosures of the registrant’s cash accounts and the method of fair valuing equity instruments issued to certain investors in the financial statements for the year ended December 31, 2013 (the “2013 financial statements”). Specifically, the registrant believes that because the proceeds from the sales of its common shares to certain investors in August 2013 (the “Financing”) were held in an escrow account not within the registrant’s control, such proceeds should have been properly accounted for as “funds held in attorney’s trust account” in the 2013 financial statements.

Separately, in December 2013, the registrant sold 1,533,166 shares of its common stock to two investors in exchange for cash proceeds of $153. Based upon the fair value of the shares issued in connection with the Financing of approximately $4.26 per share, the shares issued to these two investors were valued at approximately $6.5 million and charged to operations. However, subsequent to the date of the 2013 financial statements, the funds held in escrow in connection with the Financing were returned to the investors, net of costs, and the common shares issued to the investors were returned to the registrant. As such, the registrant believes the Financing was not consummated. Accordingly, the registrant believes the $6.5 million should not be recognized as a charge to operations. The registrant has not resolved such disagreements with Cutler as of the date of this amended current report.

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In addition, the Company is in discussion with its current auditor regarding the foregoing, and if there is concurrence, intends to file a current report on Form 8-K to disclose under Item 4.02, “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review,” and to amend and restate its 2013 annual report, including the 2013 financial statements.

* * *

On behalf of the Company, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or need any additional information, please do not hesitate to contact our legal counsel, LKP Global Law, LLP (attention: Francis Chen) by telephone at (424) 239-1890 or by facsimile at (424) 239-1882.

Very truly yours,

International Metals Streaming Corp.

By:	/s/ Michael Hlavsa
Michael Hlavsa
Chief Executive Officer

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